Exhibit 99.6

To Shareholders, Customers and Friends of First Citizens Banc Corp and The Citizens Banking Company

Keefe, Bruyette & Woods, Inc., a member of the Financial Industry Regulatory Authority, is assisting First Citizens Banc Corp (“First Citizens”) with an offering of up to 1,000,000 depositary shares, each representing a 1/40th ownership interest in a 6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B, of First Citizens, as described in the enclosed prospectus.

At the request of First Citizens we are enclosing materials explaining this offering and your opportunity to invest in First Citizens. Please read the enclosed prospectus carefully for a detailed discussion of this offering, including the section titled “Risk Factors” beginning on page 13.

For additional information, refer to the enclosed prospectus or call our offering information center, toll free, at (877) 860-2070, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The information center will be closed on weekends and holidays.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

An investment in the depositary shares is subject to investment risks, including possible loss of the principal invested. This is not an offer to sell or a solicitation of an offer to buy the depositary shares. The offer is made only by the prospectus. The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.